Exhibit 99.1

726 St-Joseph
Valcourt (Québec) J0E 2L0
Canada

www.brp.com

NOTICE OF CHANGE OF AUDITOR

TO:	Alberta Securities Commission
British Columbia Securities Commission
The Manitoba Securities Commission
Financial and Consumer Services Commission (New Brunswick)
Securities Commission of Newfoundland
Superintendent of Securities, Northwest Territories
Nova Scotia Securities Commission
Superintendent of Securities, Nunavut
Ontario Securities Commission
Superintendent of Securities, Prince Edward Island
Autorité des marchés financiers
Saskatchewan Securities Commission
Superintendent of Securities, Yukon Territory

AND TO:	Deloitte LLP

AND TO:	PricewaterhouseCoopers LLP

The audit committee (the “Audit Committee”) of the board of directors (the “Board”) of BRP Inc. (the “Corporation”) has completed a comprehensive request for proposal process for external audit services for the fiscal year ending January 31, 2027. Following this process, the Board, on the recommendation of the Audit Committee, has selected PricewaterhouseCoopers LLP (“PwC”) as the Corporation’s auditor for the year ended January 31, 2027. Deloitte LLP (“Deloitte”), the Corporation’s current auditor, will continue in its role as external auditor through the financial year ending January 31, 2026.

In accordance with National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”), the Corporation reports that:

1.

Considering that Deloitte’s engagement ends with the issuance of the audit report for the year ending January 31, 2026, Deloitte will, at the request of the Company, resign effective on the first business day following the filing of the Corporation’s audited consolidated financial statements for the year ending January 31, 2026 and Deloitte’s auditor’s report thereon. PwC will be appointed as the Corporation’s external auditor effective on the same date to fill the vacancy and hold office until the Corporation’s 2026 annual shareholder meeting.

2.

Deloitte’s reports prepared in connection with the audits of the consolidated financial statements of the Corporation for the two most recently completed financial years preceding the date of this notice, have not expressed any modified opinion; and

3.

in the opinion of the Corporation, there have been no “reportable events” (as such term is defined in NI 51-102) that have occurred in connection with the audits conducted for the two most recently completed fiscal years or in the subsequent period preceding the date of this notice.

DATED this 29th day of January, 2026.

BRP INC.

/s/ Sebastien Martel

Name: Sebastien Martel
Title: Chief Financial Officer